

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 14, 2017

<u>Via E-mail</u>
Salvador Rosillo
Chief Executive Officer
HempAmericana, Inc.
78 Reade Street, 4F (Bell 7)
New York, NY 10007

> **Re:** **HempAmericana, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed March 29, 2017**
> **File No. 024-10642**

Dear Mr. Rosillo:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment one of our letter dated March 10, 2017. We re-issue our comment in part. We note that Item 4 indicates that you are offering 1,000,000,000 shares of Class A Common Stock. However, you have disclosures that you are offering 4,000,000,000 shares of Class A Common Stock. Please reconcile these inconsistencies.

2. We note your response to comment two of our letter dated March 10, 2017. We do not believe that the content of the Securities Purchase Agreement you have filed as an exhibit to your Form 1-A supports your contention that this is only a solicitation of interest or an indication of interest. The provisions of Rule 255 describe a solicitation of interest as a communication to determine "whether there is any interest in a contemplated securities offering" and prohibits the "acceptance of money or other consideration" as well as any

"commitment, binding or otherwise" from any person until the offering statement is qualified.

The terms of the agreement you have filed appear to extend beyond this type of communication. For example:

- The document is named "Securities Purchase Agreement".
- Notwithstanding your assertion that the "Commitment Fee," comprised of a "Commitment Fee Note" and "Commitment Fee Shares," is in consideration of consulting services already provided by Blackridge to the company, the Securities Purchase Agreement does not reflect this. Instead, it states that these shares and note are issuable upon execution of the Securities Purchase Agreement. Further the Securities Purchase Agreement is entirely silent as to any consulting services provided by Blackbridge to the company.
- The Commitment Fee Note and Commitment Fee Shares, for which consideration has been given (whether in the form of Blackbridge's execution of this agreement or past consulting services) are intended to be exchangeable for shares offered in this offering.
- The agreement contains other commitments relating to the offering such as the company's commitment to file a Form 1-A and have it qualified within specific timeframes, Blackbridge's return of the Commitment Shares and forgiveness of Commitment Notes if the 1-A is not qualified within six months, and all of the parties' covenants contained in Section 2 of the Agreement.
- Notwithstanding the assertion in your supplemental response that the information required by Rule 251(d)(1)(i) was communicated orally, the communication that constitutes Securities Purchase Agreement does not contain any of the statements required by the Rule 255.

Lastly, we note that the maximum purchase amount per Reg A Purchase described in Section 1.b of the Securities Purchase Agreement is determined with reference to the market price of the company's common stock. Please note that we have not extended the principles that the staff has expressed with respect to equity lines, in which we do not object to the registration of indirect primary offerings through an agreement containing terms similar to this, to Regulation A offerings or to offerings by companies whose shares are traded on the OTC Pink.

For these reasons, we believe it is not appropriate at this time to use Regulation A to offer shares to or through Blackbridge in relation to the Securities Purchase Agreement. Any sale of shares to Blackbridge in connection with any arrangements or understandings you have with Blackbridge should be completed under an available exemption from Securities Act registration. You may then wish to consider whether to register the resale of those shares by Blackbridge pursuant to a registration statement under the Securities Act, or pursuant to an offering circular under Regulation A, subject to the resale limitations of Rule 251(a)(1).

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the

financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction